Filed by Henderson Group plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Janus Capital Group Inc.

Commission File Number: 001-15253

Date: March 2, 2017

Henderson Group - Annual Report - RNS - London Stock Exchange Page 1 of 2 Regulatory Story Go to market news section Henderson Group plc - HGG Released 07:00 02-Mar-2017 Henderson Group - Annual Report RNS Number : 2794Y Henderson Group plc 02 March 2017 2016 Annual Report 2 March 2017 Henderson Group's Annual Report for the year ended 31 December 2016 is n o w a v a i l a b l e o n t h e H e n d e r s o n G r o u p w e b s i t e (www.henderson.com/ir/annual-report-ir). Alternatively, please click on the link below. http://www.rns-pdf.londonstockexchange.com/rns/2794Y_-2017-3-1.pdf In compliance with Listing Rule 9.6.1, copies of this document have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do * * * Further information www.henderson.com/IR or Investor enquiries Miriam McKay Head of Investor Relations +44 (0) 20 7818 2106 miriam.mckay@henderson.com Louise Curran Investor Relations Manager +44 (0) 20 7818 5927 louise.curran@henderson.com or Investor Relations +44 (0) 20 7818 5310 investor.relations@henderson.com In connection with the proposed merger, Henderson intends to file a registration statement containing a proxy statement of Janus Capital Group and other documents regarding the proposed merger with the U.S. Securities and Exchange Commission (the SEC). Before making any voting or investment decision, the respective investors and shareholders of Henderson and Janus Capital Group are urged to carefully read the entire registration statement of Henderson, including the proxy statement of Janus Capital Group, when it becomes available and any other relevant documents filed by either http://www.londonstockexchange.com/exchange/news/market-news/market-news-det... 02/03/2017

Henderson Group - Annual Report - RNS - London Stock Exchange Page 2 of 2 company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Henderson, Janus Capital Group and the proposed merger. When available, the registration statement and other related documents filed by Henderson and Janus Capital Group will be available electronically without charge at the SEC's website, www.sec.gov. Materials filed with the SEC may also be obtained without charge at Henderson's website, www.henderson.com or at Janus Capital Group's website www.janus.com, respectively. This information is provided by RNS The company news service from the London Stock Exchange END ACSJBMFTMBAMBLR CLOSE London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. ©2014 London Stock Exchange plc. All rights reserved Henderson Group - Annual Report - RNS http://www.londonstockexchange.com/exchange/news/market-news/market-news-det... 02/03/2017 Sponsored Financial Content Which companies are to pay the highest The Top Stock Picks for 2017 dividend yield in 2017? Accendo Markets AJ Bell Where can dividend seekers turn as they aim to Weaker pound yields billions in extra dividends ride out the turbulence TD Direct Investing JP Morgan